USE BLACK INK ONLV DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1. Name of Corporation

Piranha Ventures, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The Article One of the Articles of Incorporation has been amended as follows:

Article One: The Name of the Corporation is Realgold International, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:            991.951

4. Effective date and lime of filing: (optional)	Date: 12/05/2011 Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

*lf any proposed amendment Would alter or charge any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected fay the amendment regardless to limitations or restrictions on the voting power thereof

IMPORTANT: Failure to include any of the above Information and submit with the proper fees may cause this filing to be rejected

Nevada Secretary of State Amend Profit-After

This form must be accompanied by appropriate fees.	Revised: 8-31-11